Zi Corporation sells Oztime subsidiary to Archer Education Group Inc.

Calgary, AB and Vancouver, BC, Canada – December 28, 2005 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC) today announced that it has sold its Beijing-based Oztime and English Practice businesses to Archer Education Group Inc., a Vancouver-based international education company.

Zi will receive a significant non-controlling equity stake in Archer, a private company with schools in Vancouver, Toronto and Hamilton, Canada. Under the terms of the agreement, Zi receives 4.1 million shares of Archer, of which 1 million shares are subject to an escrow agreement and may be released upon attainment of certain financial objectives of Oztime.

Michael Lobsinger, Chief Executive Officer of Zi Corporation, commented, "We are excited to see Oztime as part of Archer given its sharp focus on the opportunities associated with international education and its record of success thus far. The sale of Oztime to Archer in return for an equity position alleviates Zi from the allocation of management and resources to Oztime and allows Zi to participate in Archer's value creation."

"With the completion of this transaction, we can focus all our energy and resources on accelerating top and bottom line growth by maximizing the return on our predictive text technologies, Decuma® handwriting recognition products and breakthrough Qix™ service discovery engine," Lobsinger added. "We are well positioned with this industry leading range of products to increase our share of the global wireless market and to expand into additional market segments worldwide."

Jason Hiebert, Chief Executive Officer of Archer Education Group Inc., said, "Acquiring Oztime will accelerate our growing corporate learning business and give us a foothold in the biggest untapped market for our schools in Canada.

"With Archer's network of schools including language, high school and post-secondary, we will now be able to offer Chinese as an option to enter the education system in Canada at a variety of levels. We plan to also integrate Oztime's technology into our product offering to new and existing corporate clients. Additionally, we will incorporate Oztime's technology into our own school network making us one of the most advanced, cutting edge education companies in North America," added Hiebert.

About Archer Education Group Inc.
Archer Education Group Inc. (www.archereducation.com) is an international education provider, offering superior instruction in language school, high school, college and continuing education settings. Managed by a team of experienced educators and business managers, Archer is able to provide a form of personalized and organizational teaching and learning of the highest quality. With thousands of satisfied corporate and individual clients from over thirty countries worldwide, the company excels in preparing today's and future leaders to achieve their goals. Archer's mission is to provide exceptional results to international

students and organizations by combining technology, content, and educational services into excellent learning solutions.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma for natural handwriting recognition and the new Qix service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

-30-

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:
Allen & Caron Inc
Jill Bertotti (investors)
jill@allencaron.com
Len Hall (business media)
len@allencaron.com
(949) 474-4300

For Archer Education Group Inc.:
Jason Hiebert
Chief Executive Officer
investors@archereducation.com
(604) 608-0538